Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

BABCOCK & BROWN INFRASTRUCTURE LIMITED,

BBI US HOLDINGS PTY LTD.,

BBI US HOLDINGS II CORP.,

BBI GLACIER CORP.

and

NORTHWESTERN CORPORATION

Dated as of April 25, 2006

i

ii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 25, 2006, is among Babcock & Brown Infrastructure Limited, an Australian public company with company number ACN 100 364 234 (“Parent”), BBI US Holdings Pty Ltd., an Australian Company with company number ACN 119 325 950 and a direct wholly-owned subsidiary of Parent (“Holding Company”), BBI US Holdings II Corp., a Delaware corporation and direct wholly-owned subsidiary of Holding Company (“Holdings”), BBI Glacier Corp., a Delaware corporation and direct wholly-owned subsidiary of Holdings (“Sub”), and Northwestern Corporation, a Delaware corporation (the “Company”).

WHEREAS, the respective boards of directors of each of Parent, Holding Company, Holdings, Sub and the Company have (i) approved and declared advisable this Agreement, the merger of Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”) and the other transactions contemplated hereby and (ii) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interest of, their respective corporations and stockholders.

WHEREAS, each of Parent, Holding Company, Holdings, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent, Holding Company, Holdings, Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01                    Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below.

(a)                                  “1935 Act” means the Public Utility Holding Company Act of 1935, as amended, including the rules and regulations promulgated thereunder.

(b)                                 “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of this definition, “control” when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(c)                                  “Affiliate Group” means any affiliated group with the meaning of Section 1504(a) of the Code filing a consolidated federal income tax Return, or any similar group filing a consolidated, combined, or unitary tax Return under a comparable provision of state, local or foreign law.

(d)                                 “BEA” means the Bureau of Economic Analysis of the U.S. Department of Commerce.

(e)                                  “beneficial ownership” or “beneficially own” shall have the meaning under Section 13(d) of the Exchange Act.

(f)                                    “Benefit Plans” means, with respect to any person, each material employee benefit plan, program, arrangement and contract (including, without limitation, any “employee benefit plan,” as defined in Section 3(3) of ERISA and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, retiree medical or life insurance, change-in-control and severance plan, program, policy, arrangement and contract (whether written or unwritten) in effect on the date of this Agreement to which such person or its Subsidiary is a party, which is maintained or contributed to by such person, or with respect to which such person could incur material liability under Section 4069, 4201 or 4212(c) of ERISA or otherwise.

(g)                                 “Blackstone” means The Blackstone Group L.P.

(h)                                 “Business” means the businesses of the Company or its Subsidiaries.

(i)                                     “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(j)                                     “Charter Documents” means the Company’s certificate of incorporation and bylaws, as such may be amended from time to time.

(k)                                  “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(l)                                     “Code” means the Internal Revenue Service Code of 1986, as amended.

(m)                               “Company Board” means the board of directors of the Company and any committees thereof.

(n)                                 “Company Common Stock” means the common stock, par value US$.01 per share, of the Company, together with the associated Company Rights.

(o)                                 “Company Credit Facility” means the Company’s unsecured senior revolving credit facility in an aggregate principal amount of US$200 million pursuant to the Amended and Restated Credit Agreement, dated June 30, 2005, between the Company and the several lenders from time to time parties thereto.

(p)                                 “Company Preferred Stock” means the preferred stock, par value US$.01 per share, of the Company.

(q)                                 “Company Rate Review” means the requirement set forth in the Consent Order and Section 4(a) of the Settlement Agreement, pursuant to which not later than September

30, 2006, based on a 2005 test year, the Company shall file complete documents complying with the minimum electric and gas rate filing standards provided in ARM 38.5.106 through 38.5.195.

(r)                                    “Company Rights” means the rights distributed to the holders of Company Common Stock pursuant to the Company Rights Agreement.

(s)                                  “Company Rights Agreement” means the Rights Agreement, dated as of December 5, 2005, between the Company and LaSalle Bank National Association, as Rights Agent.

(t)                                    “Company Stockholders” means the holders of the outstanding shares of Company Common Stock.

(u)                                 “Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock required to adopt this Agreement.

(v)                                 “Confidentiality Agreement” means the letter agreement, dated December 16, 2005 between Parent and the Company.

(w)                               “Credit Suisse” means Credit Suisse Securities (USA) LLC.

(x)                                   “Deferred Director Plan” means the Company’s 2005 Deferred Compensation Plan for Non-Employee Directors.

(y)                                 “DGCL” means the Delaware General Corporation Law.

(z)                                   “Disputed Claims Reserve” has the meaning assigned to such term in the Reorganization Plan. Such Disputed Claim Reserve is held by LaSalle Bank National Association.

(aa)                            “Disputed Claims Reserve Shares” means, collectively, shares of Company Common Stock held immediately prior to the Effect Time in the Disputed Claims Reserve.

(bb)                          “Dissenting Shares” means any shares of Company Common Stock that are outstanding immediately prior to the Effective Time, the holders of which shall have properly delivered a written demand for payment of the fair cash value of such shares of Company Common Stock in accordance with Section 262 of the DGCL.

(cc)                            “DSUs” means deferred stock units entitling the holder thereof to shares of Company Common Stock.

(dd)                          “Electronic Data Room” means the electronic data room maintained on IntraLinks as of 4:30 P.M. EST on April 24, 2006. An index of the contents of such Electronic Data Room is disclosed in Section 1.01(dd) of the Company Disclosure Letter.

(ee)                            “Employee Restricted Stock Plan” means the Company’s 2005 Employee Restricted Stock Grant Plan.

(ff)                                “Environmental Laws” means all Laws as in effect on or prior to the date hereof relating to the protection of human health, safety, or welfare or the environment, including any emission, discharge, generation, storage, treatment, disposal, abatement, Release, threatened Release, reporting, licensing, permitting, investigation, cleanup, mitigation, remediation, transportation, or other handling of any Hazardous Materials, including the following federal Laws as amended and their state counterparts: (i) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901, et seq.; the Clean Water Act, 33 U.S.C. §§ 1251, et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; and the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et. seq.; and (ii) all other requirements pertaining to protection of air, surface water, groundwater or land and subsurface, natural resources, and related human health, safety, or welfare.

(gg)                          “Environmental Liabilities and Costs” means all damages, natural resource damages, claims, losses, expenses, costs, obligations, and liabilities (collectively, “Environmental Losses”) imposed by, under or pursuant to Environmental Laws, including all Environmental Losses related to Remedial Actions, and all fees, compliance costs, disbursements, penalties, fines and expenditures necessary to cause property, the Company, any Significant Subsidiary or the Business to be in compliance with the requirements of Environmental Laws.

(hh)                          “Environmental Permits” means any federal, state or local permit, license, registration, consent, order, administrative consent order, certificate, approval, waiver or other authorization necessary for the conduct of the Business as currently conducted under any applicable Environmental Law.

(ii)                                  “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(jj)                                  “Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(kk)                            “Expenses” means all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including (i) the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of the Company Stockholder Approval, (ii) the preparation and filing of all applications, notices, registrations, declarations, petitions and filings with any Governmental Entity in connection with the Required Statutory Approvals and (iii) all other matters related to the transactions contemplated hereby.

(ll)                                  “FERC” means the Federal Energy Regulatory Commission.

(mm)                      “Final Order” means any action by a relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period (a “Final Order Waiting Period”) prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.

(nn)                          “GAAP” means generally accepted accounting principles of the United States.

(oo)                          “Governmental Entity” means any national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

(pp)                          “Hazardous Materials” means any substance that (a) is defined, listed, identified or otherwise regulated under any Law, as in effect on or prior to the date hereof, relating to the protection of the environment (including “hazardous” and “toxic” substances and wastes, radioactive substances including radon gas, polychlorinated-biphenyls, asbestos and petroleum), or (b) requires investigation, remediation, or other protective measures under such Law.

(qq)                          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(rr)                                “IISA” means the International Investment Survey Act of 1976, now known as the International Investment and Trade Services Survey Act.

(ss)                            “Intellectual Property Right” means any trademark, service mark, trade name, copyright, patent, software license, other database, invention, trade secret, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

(tt)                                “IRS” means the Internal Revenue Service.

(uu)                          “known,” “knowingly” or “Knowledge” means, with respect to the Company, the actual knowledge of the persons listed on Schedule 1.01(uu).

(vv)                          “known,” “knowingly” or “Knowledge” means, with respect to Parent Group, the actual knowledge of the following persons:  Steven Boulton, Jeffrey Kendrew, Michael Ryan and Michael Garland.

(ww)                      “Laws” mean all (A) statutes, laws, rules, regulations, ordinances or codes of any Governmental Entity and (B) orders, decisions, injunctions, judgments, awards and decrees of any Governmental Entity.

(xx)                              “Liens” means all mortgages, liens, pledges, encumbrances, charges and security interests.

(yy)                          “Material Adverse Effect” means, with respect to the Company, an effect, event, development or change (i) which is materially adverse to the business, assets, properties, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, other than any effect, event, development or change arising out of or resulting from (A) changes or conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (B) general changes to or developments in the industries in which the Company and its Subsidiaries operate (except to the extent that such changes or developments have had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other persons in the industries in which the Companies and its Subsidiaries operate), (C) changes in general legal, tax, regulatory, political or economic conditions affecting companies in general, (D) changes in GAAP (or any interpretation thereof) or Regulation S-X of the SEC, (E) the execution, announcement or performance of, or compliance with, this Agreement or the consummation of the transactions contemplated herein, including the impact thereof on relationships, contractual or otherwise, with Governmental Entities, customers, suppliers, licensors, distributors, partners or employees, (F) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism that does not directly affect the assets or properties of, or the communities served by, the Company and its Subsidiaries, taken as a whole, (G) any change in the Company’s stock price or trading volume on the NASDAQ National Market or (H) any matter disclosed in (x) the Company SEC Documents prior to the date of this Agreement, (y) the Company Disclosure Letter, including in each case, any adverse effect or adverse event, development or change that occurs after the date of this Agreement but that arises out of or results from any such matter or (z) the Electronic Data Room (provided, that in the case of (x), (y) and (z), the extent that the magnitude and significance of such adverse effect or adverse event, development or change was reasonably discernable to Parent prior to the date hereof based on the disclosure made to Parent in the Company SEC Documents, the Company Disclosure Letter or the Electronic Data Room, as the case may be), or (ii) that prevents or materially delays (to a date beyond the Final Date) the consummation of the Merger and the other transactions contemplated hereby, or prevents or materially delays (to a date beyond the Final Date) the ability of the Company to perform its obligations hereunder.

(zz)                              “MPSC” means the Montana Public Service Commission.

(aaa)                      “NASDAQ” means the National Association of Securities Dealers Automated Quotations.

(bbb)                   “NLRB” means the National Labor Relations Board.

(ccc)                      “NPSC” means the Nebraska Public Service Commission.

(ddd)                   “other party” means, with respect to the Company, Parent Group, and with respect to Parent Group, the Company, unless the context otherwise requires.

(eee)                      “Parent Group”  means collectively Parent, Holding Company, Holdings and Sub.

(fff)                            “Parent Material Adverse Effect”  means an effect, event, development or change which prevents or materially delays (to a date beyond the Final Date) the consummation of the Merger and the other transactions contemplated hereby or prevents or materially delays the ability of Parent Group to perform their respective obligations hereunder.

(ggg)                   “person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(hhh)                   “Proxy Statement”  means, collectively, the preliminary and definitive proxy statements (as amended or supplemented from time to time) relating to the Company Stockholder Approval.

(iii)                               “Release” means any releasing, spilling, disposing or other discharging of Hazardous Materials into the environment (including air, soil, subsurface, surface water and groundwater).

(jjj)                               “Remedial Action” means all actions required by any Governmental Entity pursuant to the Environmental Laws to investigate, monitor, clean up, remove, treat or in any other way remediate any Release.

(kkk)                      “Reorganization Plan” means the Company’s Second Amended and Restated Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated August 18, 2004, affirmed by the United States Bankruptcy Court for the District of Delaware on October 19, 2004.

(lll)                               “Representatives” means with respect to any party, any director, officer or employee of, or any investment banker, attorney or other advisor or representative of such party.

(mmm)             “Restricted Shares” means each share of Company Common Stock that is subject to restrictions on ownership, transferability, or vesting or other lapse restrictions pursuant to the Special Recognition Plan or the Employee Restricted Stock Plan.

(nnn)                   “Returns” means all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes.

(ooo)                   “SDPUC” means the South Dakota Public Utilities Commission.

(ppp)                   “SEC” means the Securities and Exchange Commission.

(qqq)                   “Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

(rrr)                            “Senior Notes” means the Senior Secured Notes, 5.875% Series A due 2014, limited in aggregate principal amount of US$225 million and the Senior Secured Notes, 5.875% Exchange Series A due 2014, limited in aggregate principal amount of US$225 million, issued pursuant to the Senior Note Indenture, dated as of November 1, 2004, between the

Company and U.S. National Bank Association, as trustee, as supplemented and amended by Supplemental Indenture No. 1 dated as of November 1, 2004.

(sss)                      “Settlement Agreement” means that certain Stipulation and Settlement Agreement, dated as of July 8, 2004, by and among the Company, the MPSC and the Montana Consumer Counsel.

(ttt)                            “Special Recognition Plan” means the Company’s 2004 Special Recognition Grant Restricted Stock Plan.

(uuu)                   “Statement of Factors” means that certain Statement of Factors for Evaluating Proposals to Acquire Northwestern Energy issued by the MPSC as of October 18, 2004.

(vvv)                   “Stockholders’ Meeting” means a meeting of Company Stockholders (which may be the regular annual meeting) for the purposes of obtaining the Company Stockholder Approval.

(www)             “Subsidiary,” when used with respect to any party, means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(xxx)                         “Supplemental Dividend” means an amount in cash equal to the product of:  (A) the total number of days between the eighteen (18) month anniversary of the date of this Agreement and the date on which such dividend is declared by the Company Board and (B) the product of (i) $1,369,324,350 and (ii) the quotient of 3.50% and 360.

(yyy)                   “Taxes” means any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts.

(zzz)                         “Transfer Taxes” means all stock transfer, real estate transfer, property, documentary, stamp, recording and other similar Taxes incurred in connection with the transactions contemplated by this Agreement.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.01 shall have the meanings assigned to such terms in this Agreement.

SECTION 1.02                    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Sub shall be merged with and into the Company at the Effective Time (as defined below). Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of the Company and Sub in accordance with the DGCL. As a result of the Merger, the Surviving Corporation shall become a wholly-owned indirect subsidiary of Parent. The effects and consequences of the Merger shall be as set forth in Section 1.05.

SECTION 1.03                    Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m. local time on a date to be specified by the parties hereto, which shall be no later than the second Business Day after satisfaction or, to the extent permitted by this Agreement and applicable Law, waiver of the conditions set forth in Article VI of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by this Agreement and applicable Law, waiver of those conditions), at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, 125 West 55th Street, New York, NY 10019, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.04                    Effective Time. Subject to the provisions of this Agreement, the parties shall prepare, and on the Closing Date the parties shall file with the Delaware Secretary of State, a certificate of merger or other appropriate documents as provided in Section 251 of the DGCL (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such later time as the parties hereto may agree and specify in the Certificate of Merger (the time and date the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.05                    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Sub will be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub will become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.06                    Certificate of Incorporation and Bylaws.

(a)                                  Subject to Section 5.06, the certificate of incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)                                 Subject to Section 5.06, the bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.07                    Directors. From and after the Effective Time, the directors of Sub shall become the directors of the Surviving Corporation and shall serve on the Surviving Corporation’s board of directors until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 1.08                    Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or qualified.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.01                    Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent Group or the holders of any of the following securities:

(a)                                  Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value US$.01 per share, of the Surviving Corporation.

(b)                                 Cancellation of Treasury Stock and Parent Owned Stock. Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by Parent, Holding Company, Holdings or Sub, or any other Subsidiary of Parent, Holding Company or Holdings (collectively, the “Canceled Shares”) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)                                  Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding (other than the Canceled Shares, Dissenting Shares (except as provided in paragraph (d) below), Disputed Claims Reserve Shares and Restricted Shares) shall be converted into the right to receive US$37.00 in cash, without interest (the “Merger Consideration”), less any required withholding taxes. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and declared but unpaid dividends, without interest, upon surrender of such certificate in accordance with, or as otherwise contemplated by, Section 2.02 of this Agreement.

(d)                                 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration as provided in this Section 2.01. As of the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any Dissenting Shares shall be entitled only to such rights as are granted under Section 262 of the DGCL, except that all Dissenting Shares held by persons who fail to perfect or who effectively waive, withdraw or lose their rights as a dissenting shareholder in respect of such shares of Company Common Stock under Section 262 of the DGCL shall thereupon be deemed converted as of the Effective Time into the right to receive the Merger Consideration as provided in this Article II.

(e)                                  Warrants. Each holder (each, a “Warrantholder”) of a warrant (each, a “Warrant”) to purchase Company Common Stock shall be entitled to receive an amount (the “Warrant Consideration”) in cash, without interest, equal to the product obtained by multiplying (x) the total number of shares of Company Common Stock issuable upon the exercise in full of such Warrant held by such Warrantholder by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Company Common Stock under such Warrant (with the aggregate amount of such payment round up to the nearest cent), less any required withholding taxes. As of the Effective Time, all such Warrants shall no longer be outstanding and shall automatically be canceled and retired and shall expire and cease to exist and each Warrantholder shall cease to have any rights with respect thereto, except the right to receive the Warrant Consideration, without interest, upon the surrender of an original copy of the Warrant to the Paying Agent in accordance with Section 2.02(j).

(f)                                    Restricted Stock. Each Restricted Share that is issued and outstanding immediately prior to the Effective Time shall vest in full, become free of restrictions and shall be converted into the right to receive the Merger Consideration, less any required withholding taxes. As of the Effective Time, all such Restricted Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Restricted Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of such certificate in accordance with, or as otherwise contemplated by, Section 2.02 of this Agreement.

(g)                                 Deferred Stock Units. Each DSU which is outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive from the Company or the Surviving Corporation (as applicable), at the time previously selected by the holder thereof pursuant to the terms of any deferral election made with respect to such DSU, an amount in cash equal to the product of (i) the number of shares of Company Common Stock subject to such DSU (including, without limitation, those shares corresponding to previously declared and paid dividends that resulted in an increase in the number of shares of Company Common Stock subject to DSUs) and (ii) the Merger Consideration, less any required withholding taxes, subject to the terms and conditions set forth in the Deferred Director Plan, including the terms and conditions with respect to distributions and timing of payment thereunder and in compliance with Section 409A of the Code.

(h)                                 Deferred Director Plan. All account balances under the Deferred Director Plan will be paid out in cash, less any required withholding taxes, by the Company or the Surviving Corporation (as applicable) to participants therein, at the time previously selected by the holder thereof pursuant to the terms of any deferral election made with respect to such account balance, subject to the terms and conditions set forth in the Deferred Director Plan, including the terms and conditions with respect to distributions and timing of payment thereunder and in compliance with Section 409A of the Code.

(i)                                     Disputed Claim Reserve Shares. Each Disputed Claims Reserve Share shall be converted into the right to receive the Merger Consideration (the aggregate amount of such consideration, the “Disputed Claims Merger Consideration”). As of the Effective Time, all Disputed Claims Reserve Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and all persons that, pursuant to the Reorganization Plan, would have been entitled to receive distribution of any Disputed Claims Reserve Shares shall instead be entitled to receive, from the Disputed Claims Reserve, the Merger Consideration therefore.

SECTION 2.02                    Exchange of Certificates.

(a)                                  Paying Agent. Prior to the Effective Time, Parent Group shall designate a federally insured bank or trust company, reasonably acceptable to the Company, to act as paying agent in the Merger (the “Paying Agent”) and, prior to the Effective Time, Parent Group shall enter into an agreement with Paying Agent, which agreement shall provide that Parent Group shall deposit with the Paying Agent, prior to the Effective Time, for the benefit of the holders of shares of Company Common Stock (other than the Disputed Claims Reserve Shares) and the Warrantholders, immediately available funds in an aggregate amount necessary for the payment of (i) the Merger Consideration (excluding the Disputed Claims Merger Consideration), (ii) the aggregate amount of cash dividends, if any, that (A) were declared after the date hereof and are expressly permitted hereunder to have been so declared, (B) have a record date prior to the Effective Time and (C) are unpaid at the Effective Time (such dividends, the “Outstanding Dividends”) and (iii) the Warrant Consideration, upon surrender of certificates representing shares of Company Common Stock or an original copy of a Warrant, as the case may be, pursuant to this Section 2.02 (it being understood that any and all interest earned on funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent). Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund.”  The agreement with the Paying Agent shall identify specific time limits by when the transmittal materials and cash are to be mailed to holders of Certificates (as defined below) as specified in paragraph (b) of this Section 2.02.

(b)                                 Exchange Procedures for Certificates. As of or promptly following the Effective Time, Parent, Holding Company and Holdings shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal in a form mutually agreed upon by Parent Group and the Company, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, Parent, Holding Company, Holdings and the Surviving Corporation shall cause the Paying Agent to promptly pay, to the holder of such Certificate in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01 and the amount of Outstanding Dividends due thereon, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01 and the amount of Outstanding Dividends due thereon. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

(c)                                  No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this Section 2.02 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)                                 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to holders of Certificates for twelve (12) months after the Effective Time shall be delivered to Parent, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration and Outstanding Dividends with respect to such Certificates.

(e)                                  Investment of the Exchange Fund. The Paying Agent may invest any cash included in the Exchange Fund, as directed by Parent or the Surviving Corporation. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration, Outstanding Dividends and Warrant Consideration as contemplated hereby, Parent, Holding Company, Holding shall cause the Surviving Corporation to, and the Surviving Corporation shall, promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(f)                                    No Liability. None of Parent Group, the Company, the Surviving Corporation or the Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any person with respect to any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such cash in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g)                                 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration and Outstanding Dividends with respect thereto.

(h)                                 Withholding Tax. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock outstanding immediately prior to the Effective Time such amounts as may be required to be deducted and withheld with respect to the making of such payment under the applicable Tax Law, and shall promptly remit all withheld amounts to the applicable taxing authority. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock outstanding immediately prior to the Effective Time in respect of which such deduction and withholding was made.

(i)                                     Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

(j)                                     Exchange Procedure for Warrants. Upon the surrender to the Paying Agent of an original copy of a Warrant, the Paying Agent shall pay to such Warrantholder the Warrant Consideration. The procedures and other provisions set forth in this Section 2.02 shall apply to any surrender of a Warrant.

SECTION 2.03                    Disputed Claims Reserve. Prior to the Effective Time, Parent Group shall enter into an agreement (the “LaSalle Agreement”) with LaSalle Bank National Association, a national banking association (“LaSalle”), which agreement shall provide that Parent Group shall deposit with LaSalle, prior to the Effective Time, immediately available funds in an aggregate amount equal to the sum of (a) the Disputed Claims Merger Consideration and (b) the aggregate amount of Outstanding Dividends due with respect to the Disputed Claims Reserve Shares ((a) and (b) collectively, the “Disputed Claims Consideration”). Any distributions of the Disputed Claims Consideration shall be made in accordance with the terms of this Agreement and the Reorganization Plan. Such terms shall be explicitly set forth in an “instruction letter,” which shall be set forth as an exhibit to the LaSalle Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01                    Representations and Warranties of the Company. The Company represents and warrants to Parent Group, except as set forth in: (i) the Company SEC Documents filed prior to the date hereof; (ii) the disclosure letter delivered by the Company to Parent on April 25, 2006 (with specific reference to the representations and warranties in this Section 3.01 to which the information in such letter relates) (the “Company Disclosure Letter”) or (iii) the Electronic Data Room, in connection with the transactions contemplated by this Agreement:

(a)                                  Organization.

(i)                                     The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to conduct its business as it is now being conducted, except where the failure to have such power and authority would not have a Material Adverse Effect. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect. The copies of the Charter Documents, which were previously furnished or made available to Parent, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(ii)                                  Each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) of the Company is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization (to the extent such concept is recognized in such jurisdictions) and has all necessary powers required to carry on its business as it is now being conducted, except where the failure to have such power and authority would not have a Material Adverse Effect.

(b)                                 Capitalization. As of the date of this Agreement, the authorized capital stock of the Company consists of (A) 200,000,000 shares of Company Common Stock and (B) 50,000,000 shares of Company Preferred Stock, of which 100,000 shares have been designated Series A Junior Participating Preferred Shares which may be issued upon the exercise of the Company Rights. As of the date of this Agreement, (A) 35,493,141 shares of Company Common Stock were issued and outstanding, of which 3,144,642 were Claims Reserve Shares, (B) 313,547 shares of Company Common Stock were held in the treasury of the Company, (C) no shares of Company Preferred Stock were outstanding, (D) 35,164 were Restricted Shares issued and outstanding under the Special Recognition Plan and (E) no Restricted Shares were outstanding under the Employee Restricted Stock Plan. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Company

Stockholders may vote. As of the date of this Agreement, there are no options, warrants, preemptive or other outstanding rights, stock appreciation rights, conversion rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any kind to which the Company or its Significant Subsidiaries is a party, or by which the Company or its Significant Subsidiaries are bound, obligating the Company or its Significant Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or other securities of the Company or its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding other than (x) Company Rights, (y) Warrants representing the right to purchase 4,839,018 shares of Company Common Stock, and (z) 35,190 DSUs issued and outstanding under the Deferred Director Plan.

(c)                                  Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company or to consummate the transactions so contemplated, in each case, subject to, with respect to the Merger, the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Parent Group, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(d)                                 No Conflicts; Consents and Approvals.

(i)                                     The execution, delivery or performance of this Agreement by the Company does not or will not, as the case may be, and the consummation by the Company of the transactions contemplated hereby, including the Merger, does not or will not (x) conflict with or result in a violation pursuant to any provision of the Charter Documents or any provision of the organizational documents of any Significant Subsidiary, in each case, as amended to the date of this Agreement, (y) subject to obtaining or making the consents, approvals, notices, orders, authorizations, registrations, declarations and filings referred to in paragraph (ii) below, contravene any Law or any order, writ, judgment, injunction, decree, determination or award currently in effect, or (z) conflict with or result in a breach of, or default under, any loan or credit agreement, note, bond, mortgage, indenture, lease, license, benefit plan, contract, agreement or other instrument, permit, concession, or obligation applicable to the Company, any Significant Subsidiary or their respective properties or assets, except, with respect to clauses (y) and (z) above, for any such contraventions, conflicts, breaches, defaults or other occurrences which would not have, individually or in the aggregate, a Material Adverse Effect.

(ii)                                  Except for (A) compliance with, and filings under, the HSR Act; (B) the filing with the SEC of (i) the Proxy Statement and (ii) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (C) the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or its Significant Subsidiaries is qualified to do business; (D) any filings and approvals pursuant to the rules and regulations of the NASDAQ; (E) applicable requirements, if any, of state securities or “blue sky” Laws; (F) application to, and the consent and approval of, the FERC, or an order from the FERC disclaiming jurisdiction over the transactions contemplated hereby; (G) to the extent required, notice to and approval of, (i) the SDPUC, (ii) the MPSC, and (iii) the NPSC; (H) required pre-approvals of license transfers with the Federal Communications Commission; (I) to the extent applicable, consents, approvals and actions of, filings with, and notices to, any Governmental Entity pursuant to the Exon-Florio Act (such items set forth above in clauses (A) through (I) collectively, the “Required Statutory Approvals”); and (J) the filing of a report with the BEA pursuant to the IISA, no consent, approval, notice, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, would not have a Material Adverse Effect.

(e)                                  SEC Reports, Financial Statements and Utility Reports.

(i)                                     The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2005, pursuant to the Exchange Act or the Securities Act (such forms, reports, schedules, statements and other documents, including any financial statements or schedules included therein, are collectively referred to herein as the “Company SEC Documents”). The Company SEC Documents, as of their respective dates of filing (giving effect to any amendments or supplements thereto), (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 (it being understood that the foregoing does not cover future events resulting from public announcement of the Merger). The audited consolidated financial statements and the unaudited quarterly financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect on the date of filing, have been prepared in accordance with GAAP, except as may be indicated in the notes thereto or, in the case of such unaudited statements, as permitted by Form 10-Q and Form 8-K of the SEC, and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments), in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

(ii)                                  All filings (other than immaterial filings) required to be made by the Company or its Subsidiaries since January 1, 2005 under the 1935 Act, the Federal Power Act, as amended, the Communications Act of 1934, as amended by the Telecommunications Act of 1996, and applicable state Laws have been filed with the SEC, the FERC, the Federal Communications Commission, the Department of Energy, the MPSC, the NPSC or the SDPUC, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, would not have a Material Adverse Effect.

(iii)                               Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar contract or arrangement (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as such term is defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries, in the Company’s audited consolidated financial statements or other Company SEC Documents.

(f)                                    No Undisclosed Liabilities. Except as reflected, reserved against or otherwise disclosed in the consolidated financial statements of the Company (including the notes thereto and related management discussion and analysis) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, fixed, contingent or otherwise) required to be set forth in the Company’s consolidated balance sheet under GAAP, other than liabilities (i) incurred in the ordinary course of business since December 31, 2005, (ii) incurred pursuant to the transactions contemplated by this Agreement, (iii) discharged or paid in full prior to the date of this Agreement in the ordinary course of business or (iv) which would not have, individually or in the aggregate, a Material Adverse Effect.

(g)                                 Sarbanes-Oxley.

(i)                                     The management of the Company has (x) designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), or caused such disclosure controls and procedures to be designed and implemented under their supervision, to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) has disclosed, based on its most recent evaluation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Since December 31, 2005, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(ii)                                  Since December 31, 2005, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2005, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement which have no reasonable basis), and (B) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2005, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(h)                                 Absence of Certain Changes or Events. Since December 31, 2005, (i) through the date of this Agreement, each of the Company and its Subsidiaries has conducted its business only in the ordinary course consistent with past practice, and (ii) there has not been any event or occurrence that would reasonably be expected to have a Material Adverse Effect.

(i)                                     Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Proxy Statement or (ii) any other document filed or to be filed with the SEC in connection with the transactions contemplated by this Agreement (the “Other Filings”) will, on each relevant filing date and in the case of the Proxy Statement, on the date of mailing to the Company Stockholders and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Other Filings will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent Group that is contained in the Proxy Statement.

(j)                                     Employee Benefit Plans.

(i)                                     Section 3.01(j)(i) of the Company Disclosure Letter sets forth all Benefit Plans maintained or contributed to by the Company and any of its Subsidiaries, or for which the Company or any of its Subsidiaries could incur any liability, true, complete and correct copies of which have been provided or otherwise made available to Parent. The Company has also provided or otherwise made available to Parent with respect to each Benefit Plan (to the extent applicable) copies of: the trust agreement, the most recently filed annual report on IRS Form 5500 (including all schedules and audited financial statements), the most recently received IRS determination letter, the most recently prepared actuarial report and financial statement, the most recent summary plan description, any summaries of material modification, any employee handbooks, and any material written communications by the Company or its Subsidiaries to any current or former employees, consultants or directors of the Company or any of its Subsidiaries concerning the extent of the benefits provided under a Benefit Plan.

(ii)                                  Except where failure to comply would not have a Material Adverse Effect, each Benefit Plan maintained by the Company and any Subsidiary of the Company has been operated and administered in compliance with its terms and applicable Law. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Benefit Plan is so qualified, and, to the Knowledge of the Company, no fact or circumstances exists that would result in the revocation of such letter. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification obligation), any liability under Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code or any regulations relating to employee benefit plans (including, without limitation, Sections 406, 409, 502(i), 502(1), 4069 or 4212(c) of ERISA, or Sections 4971, 4975 or 4976 of the Code). Neither the Company nor any of its Subsidiaries nor any “party in interest” or “disqualified person” in respect of the Benefit Plans has engaged in a “prohibited transaction” (within the meaning of Section 4975 or Section 406 of ERISA) that would reasonably be expected to have a Material Adverse Effect.

(iii)                               Except for the continuation coverage requirements of COBRA, neither the Company nor any Subsidiary of the Company has any liability or potential liability for benefits to any employees following termination of employment or retirement under any of the Benefit Plans that are employee welfare benefit plans.

(iv)                              The execution of this Agreement and the consummation of the Merger will not constitute an event under any Benefit Plan maintained by the Company or any Subsidiary of the Company that will or may result in any payment, acceleration, termination, forgiveness of indebtedness, vesting, distribution, increase in compensation or benefits or obligation to fund benefits with respect to any employee of the Company or any Subsidiary of the Company which would reasonably be expected to have a Material

Adverse Effect. The execution of this Agreement and the consummation of the Merger will not give rise to any excise tax under Section 4999 of the Code or a loss of deduction under Section 280G of the Code. Except as would not have a Material Adverse Effect, all contributions and other payments required to be made by the Company or its Subsidiaries by Law or by the terms of any Benefit Plan with respect to any period ending before the Closing Date have been timely made to any funds or trusts established thereunder or in connection therewith, or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in financial statements, and no accumulated funding deficiencies exist in any of such plans subject to Section 412 of the Code.

(v)                                 Except as would not have a Material Adverse Effect, there are no existing (or, to the Knowledge of the Company, threatened) lawsuits, claims or other controversies, other than claims for information or benefits in the normal course, with respect to any Benefit Plan maintained by the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation arising in the ordinary course) other than those liabilities which would not result in a Material Adverse Effect.

(k)                                  Litigation. There is no suit, claim, action, proceeding (at law or in equity) or any investigation, arbitration, administrative or other proceeding by or before any Governmental Entity or, to the Knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company or any of their respective properties or assets or any of their respective officers, employees or directors in their capacity as such, except for any such suit, claim, action, proceeding or investigation as would not have a Material Adverse Effect. As of the date of this Agreement, neither the Company nor its Subsidiaries is subject to any outstanding order, writ, judgment, injunction, decree, rule or order of any Governmental Entity that would reasonably be expected to have a Material Adverse Effect.

(l)                                     Permits. Other than with respect to Environmental Laws, which are governed by Section 3.01(o), each of the Company and its Significant Subsidiaries holds all permits, licenses, authorizations, certificates, rights, variances, exemptions, orders and approvals of all Governmental Entities that are required pursuant to any Laws and necessary for the lawful conduct of its business as of the date of this Agreement (the “Company Permits”), except for failures to hold such Company Permits that would not have a Material Adverse Effect. Each of the Company and its Significant Subsidiaries is in compliance with the terms of the Company Permits, except where the failure to so comply, individually or in the aggregate, would not have a Material Adverse Effect.

(m)                               Tax Matters.

(i)                                     Each of the Company and its Subsidiaries has timely filed all Returns required to be filed by it with any Tax authority prior to the date hereof either separately or as a member of an Affiliated Group, pursuant to applicable Law except for such Returns that would not have a Material Adverse Effect. As of the time of filing, all such Returns were true, correct and complete in all material respects. Each of the

Company and its Subsidiaries has paid all amounts in respect of Taxes shown to be due and payable on such Returns and all such amounts required to be paid to any Governmental Entity or other person on or before the date hereof.

(ii)                                  All material Taxes that each of the Company and its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper Governmental Entity or other person to the extent due and payable.

(iii)                               Each of the Company and its Subsidiaries is not delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company or its Subsidiaries, nor has the Company or its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv)                              To the Knowledge of the Company, no audit or other examination of any Return of the Company or its Subsidiaries by any Tax authority is presently in progress. Neither the Company nor its Subsidiaries has been notified of any request for such an audit or other examination.

(v)                                 No material adjustment to the Tax liability of the Company relating to any Return filed by the Company or its Subsidiaries has been proposed in writing, formally or informally, by any Tax authority to the Company, its Subsidiaries or any representative thereof.

(vi)                              Neither the Company nor its Subsidiaries has any liability for any unpaid Taxes which have not been accrued for or reserved on the Company’s most recent balance sheet included in the Company SEC Documents, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal period covered by such balance sheet in connection with the operation of the Business in the ordinary course of business.

(n)                                 Labor Relations and Employment.

(i)                                     Except where failure to comply would not have a Material Adverse Effect, the Company and each Subsidiary is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act, the WARN Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, labor relations, wage and hour standards, occupational safety and health requirements and unemployment insurance, and is not engaged in any unfair labor practices.

(ii)                                  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union agreement applicable to individuals employed by the Company or any of its Subsidiaries, nor are there any formal activities or proceedings of any labor union to organize any such employees.

(iii)                               Except as would not have a Material Adverse Effect, there are no complaints, charges or claims against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought or filed with the NLRB or any Governmental Entity based on, or arising out of, in connection with, or otherwise relating to the employment (including unfair labor practice complaints, grievances or charges) or termination of employment of any individual by the Company or any of its Subsidiaries.

(o)                                 Environmental Matters. Except as provided in this Section 3.01(o), the Company makes no representation or warranty, express or implied, as to any environmental matters, including Environmental Laws and Environmental Permits.

(i)                                     Each of the Company and its Subsidiaries is in compliance with all applicable Environmental Laws, except for such violations and defaults as would not have a Material Adverse Effect.

(ii)                                  Except as would not have a Material Adverse Effect, the Company and its Subsidiaries have obtained or applied in a timely manner for all Environmental Permits necessary for the conduct of their operations as of the date of this Agreement, as applicable, and all such Environmental Permits are in full force and effect or, where applicable, a renewal application has been timely filed and is pending agency approval. There are no pending or, to the Knowledge of the Company, threatened proceedings to revoke or enforce such Environmental Permits and each of the Company and its Subsidiaries is in compliance with all terms and conditions thereof, except where the failure to possess or comply with such Environmental Permits or the failure for such Environmental Permits to be in full force and effect would not have a Material Adverse Effect.

(iii)                               Except for matters that would not have a Material Adverse Effect, neither the Company nor its Subsidiaries has received any written notification that the Company or any such Subsidiary, any property currently owned, leased or operated, any property formerly owned, leased or operated, is the subject of any proceeding, investigation, claim, lawsuit or order by any Governmental Entity or other person seeking (i) any Remedial Action or (ii) to impose any Environmental Liabilities and Costs on the Company or any such Subsidiary.

(iv)                              Except as would not have a Material Adverse Effect, neither the Company nor its Subsidiaries is required to (i) implement or pay for any Remedial Action, (ii) reimburse costs incurred by third parties with respect to any Remedial Action, or (iii) incur Environmental Liabilities and Costs.

(v)                                 With respect to any property currently owned, leased or operated by the Company or any of its Subsidiaries or, to the Knowledge of the Company, with respect to any property formerly owned, leased or operated by the Company or any of its Subsidiaries, there has not been any Release that would reasonably be expected to result in any Environmental Liabilities and Costs that would have a Material Adverse Effect.

(p)                                 Material Contracts.

(i)                                     As of the date hereof, except for this Agreement, neither the Company nor its Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any contract:

(A)                              that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the SEC; or

(B)                                that contain a minimum annual purchase requirement of US$1,000,000 or more which has a term of more than one (1) year and that cannot be canceled on less than ninety (90) days notice.

Each such Contract described in clauses (A) and (B) is referred to herein as a “Material Contract.”

(ii)                                  All Material Contracts are valid, binding and in full force and effect, except to the extent they have previously expired in accordance with their terms or to the extent the failure to be in full force and effect would not have a Material Adverse Effect. The Company is not, and has not received any written notice or has any Knowledge that any other party is, in default in any respect under any such Material Contract, except for those defaults which would not have a Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default.

(q)                                 Property. All properties and assets of the Company and its Subsidiaries, real and personal, material to the conduct of its business are, except for changes in the ordinary course of business consistent with past practice since December 31, 2005, reflected in the most recent balance sheet of the Company included in the Company SEC Documents, and each of the Company and its Subsidiaries has legal title to, or a leasehold interest, license or easement in, its real and personal property reflected on such balance sheet or acquired by it since the date of such balance sheet, free and clear of all Liens other than those Liens which are of record as of the date hereof and those Liens which would not result in a Material Adverse Effect.

(r)                                    Intellectual Property. The Company owns or possesses adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business of the Company and its Subsidiaries as currently conducted, except where failure to own or possess such licenses or rights would not have a Material Adverse Effect. To the Knowledge of the Company, the Intellectual Property Rights of the Company do not conflict with or infringe upon any Intellectual Property Rights of others to the extent that, if sustained, such conflict or infringement would reasonably be expected to have a Material Adverse Effect.

(s)                                  Insurance. All material insurance policies (the “Insurance Policies”) carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and no notice of cancellation, or threatened cancellation, has been received by the Company or its Subsidiaries with respect to any Insurance Policy which has not been cured by the payment of premiums that are due, except where such failure to cure would not have a Material Adverse Effect. All premiums due on the Insurance Policies have been paid in a timely manner and the Company and its Subsidiaries have complied in all material respects with the terms and provisions of the Insurance Policies.

(t)                                    No Ownership of Nuclear Power Plants. Neither the Company nor its Subsidiaries owns, directly or indirectly, any interest in any nuclear generation station or manages or operates any nuclear generation station.

(u)                                 State Takeover Statutes. Assuming the accuracy of Parent’s representation in Section 3.02(g), no “moratorium,” “control share,” “fair price,” “business combination” or other anti-takeover Laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

(v)                                 Brokers. No broker, investment banker, financial advisor or other person, other than Credit Suisse and Blackstone the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(w)                               Opinion of the Company’s Financial Advisors. The Company Board has received an opinion from each of Credit Suisse (the “CS Fairness Opinion”) and Blackstone (the “Blackstone Fairness Opinion”), to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair from a financial point of view to such holders.

(x)                                   Board Approval. At a meeting duly called and held, the Company Board (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company Stockholders, (ii) approved, authorized and adopted this Agreement and approved and authorized the transactions contemplated hereby, including the Merger, (iii) resolved to recommend that this Agreement be submitted for consideration by the Company Stockholders at the Stockholders’ Meeting and (iv) resolved to recommend adoption by the Company Stockholders of this Agreement.

(y)                                 Vote required. Assuming the accuracy of Parent’s representation in Section 3.02(g), the Company Stockholder Approval is the only vote of the holders of any class or series of the Company capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

(z)                                   Company Rights Agreement. The Company has amended the Company Rights Agreement in accordance with its terms to render it inapplicable to this Agreement, the Merger and other transactions contemplated by this Agreement.

(aa)                            Completion of Transaction. As of the date of this Agreement, the Company has no Knowledge of any fact or circumstances relating to or affecting the Company that it reasonably believes would prevent the Company from fulfilling its material obligations under this Agreement and completing the transactions contemplated hereby or that would, without the incurrence of undue expense or time, prevent the Company from obtaining all Required Statutory Approvals.

(bb)                          No Other Representations and Warranties. Except for the representations and warranties contained in this Section 3.01, none of the Company, any affiliate of the Company or any other person makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, whether made by the Company, any affiliate of the Company, or any of their respective officers, directors, employees, agents or representatives, with respect to the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure, in writing or orally, to the Parent, Sub or any of their officers, directors, employees, agents or representatives of any documentation or other information.

SECTION 3.02                    Representations and Warranties of Parent Group. Each constituent of Parent Group jointly and severally represent and warrant to the Company as follows:

(a)                                  Organization.

(i)                                     Each of Parent and Holding Company is a legal entity duly organized, validly existing and in good standing under the laws of Australia and has all requisite power and authority to carry on its business as now being conducted and to enter into and carry out its obligations under this Agreement, except where the failure to have such power and authority would not have a Parent Material Adverse Effect.

(ii)                                  Each of Holdings and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now being conducted and to enter into and carry out its obligations under this Agreement, except where the failure to have such power and authority would not have a Parent Material Adverse Effect.

(b)                                 Authority. Each constituent of Parent Group has the requisite power and authority (corporate or otherwise) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate or otherwise) on the part of each constituent of Parent Group and no other proceedings (corporate or otherwise, including any shareholder action) on the part of Parent, Holding Company, Holdings or Sub are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly executed and delivered by each constituent of Parent Group and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each constituent of Parent Group enforceable against them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c)                                  No Conflicts; Consents and Approvals.

(i)                                     The execution, delivery or performance of this Agreement by each constituent of Parent Group does not or will not, as the case may be, and the consummation by each constituent of Parent Group of the transactions contemplated hereby, including the Merger, does not or will not (x) conflict with or result in a violation pursuant to any provision of the organizational documents of Parent, Holding Company, Holdings or Sub, in each case, as amended to the date of this Agreement, (y) subject to obtaining or making the consents, approvals, notices, orders, authorizations, registrations, declarations and filings referred to in paragraph (ii) below, contravene any Law or any order, writ, judgment, injunction, decree, determination or award currently in effect, or (z) conflict with or result in a breach of, or default under, any loan or credit agreement, note, bond, mortgage, indenture, lease, license, benefit plan, contract, agreement or other instrument, permit, concession, or obligation applicable to Parent, Holding Company, Holdings or Sub or their respective properties or assets, except, with respect to clauses (y) and (z) above, for any such contraventions, conflicts, breaches, defaults or other occurrences which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii)                                  Other than the Required Statutory Approvals and the filing of a report with the BEA pursuant to the IISA, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Holding Company, Holdings or Sub in connection with the execution and delivery of this Agreement by Parent, Holding Company, Holdings or Sub or the consummation of the Merger and the other transactions contemplated hereby, other than such consents, approvals, orders, authorizations, registrations, declarations or filings that the failure to obtain or make would not have a Parent Material Adverse Effect.

(d)                                 Litigation. No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending, or to the Knowledge of Parent, threatened against Parent, Holding Company, Holdings or Sub that (i) questions the validity of this Agreement or the transactions contemplated hereby, including, but not limited to, the Merger, or any actions taken or to be taken by Parent, Holding Company, Holdings or Sub pursuant hereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or (ii) would have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent, Holding Company, Holdings nor Sub is subject to any outstanding order, writ, judgment, injunction, decree, rule or order of any Governmental Entity that would have a Parent Material Adverse Effect.

(e)                                  Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent Group for inclusion in (i) the Proxy Statement and (ii) Other Filings will, on each relevant filing date, and in the case of the Proxy Statement, on the date of mailing to the Company Stockholders and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent Group makes no representation or warranty with respect to any information supplied by the Company which is contained in the Proxy Statement.

(f)            Interim Operations of Holding Company, Holdings and Sub.   Each of Holding Company, Holdings and Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and, except for activities incidental to its organization and maintenance of corporate existence, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(g)           No Ownership Interest.   Neither Parent, Holding Company, Holdings, Sub, nor any of their respective affiliates owns, beneficially or of record, any shares of capital stock of the Company.

(h)           Financing Arrangements.

(i)            Parent Group has delivered to the Company true and correct copies of financing letters with respect to debt financing of US$505,000,000 (the “Financing Commitments”).

(ii)           None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective financing commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. The Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing contained in the Financing Commitments, other than as set forth in, or contemplated by, the Financing Commitments.

(iii)          As of the date of this Agreement, no event (including, without limitation, the failure to pay any and all commitment fees and other fees required by the Financial Commitments) has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Holding Company, Holdings or Sub under any term or condition of the Financing Commitments.

(iv)          The aggregate proceeds contemplated by the Financing Commitments, together with (x) cash currently on hand and available to Parent Group and (y) cash Parent Group reasonably believes is available to it from other sources of debt and equity financing ((x) and (y) in the aggregate, the “Available Cash”), are sufficient (A) to pay (or provide the funds for the Surviving Corporation to pay) the aggregate Merger Consideration, the aggregate Warrant Consideration and Outstanding Dividends, (B) to pay (or provide the funds for the Surviving Corporation to pay) all amounts contemplated by Sections 2.01(g), (h) and (i) when due, (C) to refinance any indebtedness or other obligation of the Company which may become due, and to finance any “change of control” offer that may be required under any indebtedness of the Company, in each case, as a result of this Agreement, the Merger, or any of the transactions contemplated hereby, and (D) to pay all related fees and expenses, arising solely out of the Merger when due.

(v)           As of the date of this Agreement, Parent Group does not have any reason to believe that any of the terms of or conditions to the Financing Commitments will not be satisfied on a timely basis or that the full amount of the financing contained in the Financing Commitments and the Available Cash will not be available to the Parent Group on the Closing Date.

(i)            Letter of Credit.  The Letter of Credit (as defined in Section 5.16 below) is in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Letter Credit, other than as set forth in, or contemplated by, the Letter of Credit. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Holding Company, Holdings or Sub with respect to any term or condition of the Letter of Credit.

(j)            Completion of Transaction.   As of the date of this Agreement, Parent Group has no Knowledge of any fact or circumstances relating to or affecting Parent, Holding Company, Holdings or Sub that it reasonably believes would prevent Parent, Holding Company, Holdings or Sub from fulfilling their material obligations under this Agreement and completing the transactions contemplated hereby or that would, without the incurrence of undue expense or time, prevent Parent, Holding Company, Holdings or Sub from obtaining all Required Statutory Approvals.

(k)           Certain Issues Relating to the MPSC.

(i)            Parent Group acknowledge and agree that they have been provided by the Company, and have reviewed and analyzed, the Settlement Agreement, including the Consent Order (as defined in the Settlement Agreement), and the Statement of Factors.

(ii)           Parent Group acknowledge the agreements, covenants and obligations of the Company contained in the Settlement Agreement and the Consent Order, and will exercise reasonable best efforts to address such agreements, covenants and obligations of the Company and the concerns of the MPSC, as reflected in such documents.

(iii)          Parent Group have no Knowledge of any fact or circumstances relating to or affecting Parent Group or any of their respective Subsidiaries, this Agreement, the Merger or the consummation of the other transactions contemplated by this Agreement that it reasonably believes would prevent Parent Group or the Surviving Corporation and its Subsidiaries from having a preponderance of the elements and characteristics of an acquirer as outlined by the MPSC in the Statement of Factors.

(l)            Fairness Opinions.   Parent Group acknowledge and agree that they may not rely on the CS Fairness Opinion or the Blackstone Fairness Opinion.

(m)          No Agreements with Company Stockholders.    As of the date of this Agreement, neither Parent, Holding Company, Holdings nor Sub nor any of their respective Representatives or affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which any Company Stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which a Company Stockholder agrees to vote to adopt this Agreement or agrees to vote against any Superior Proposal.

(n)           No Other Representations and Warranties.   Except for the representations and warranties contained in this Section 3.02, none of Parent, Holding Company, Holdings, Sub, any affiliate of Parent, Holding Company, Holdings or Sub or any other person makes any representations or warranties, and Parent Group hereby disclaim any other representations or warranties, whether made by Parent, Holding Company, Holding Company, Holdings, Sub, any affiliate of Parent, Holding Company, Holdings, Sub or any of their respective officers, directors, employees, agents or representatives, with respect to the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure, in writing or orally, to the Company or any of its officers, directors, employees, agents or representatives of any documentation or other information.

ARTICLE IV

COVENANTS

SECTION 4.01       Conduct of Business of the Company.   Except as set forth in Section 4.01 of the Company Disclosure Letter (with specific reference to the covenants in this Section 4.01 to which the information in such letter relates), contemplated or permitted by this Agreement, required by a Governmental Entity of competent jurisdiction or as expressly agreed to in writing by Parent (which consent shall not be unreasonably withheld or delayed), the Company will, and will cause its Subsidiaries to, conduct its operations in all material respects according to its ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees and to preserve its relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with it. In this Section 4.01, “ordinary course of business consistent with past practice” shall include actions (the “Plan Actions”) that are specifically provided for in, or undertaken pursuant to, the Reorganization Plan; provided, however, that “ordinary course of business consistent with past practice” shall not include actions that are substantially similar to Plan Actions, but are not specifically provided for in, or undertaken pursuant to, the Reorganization Plan. Without limiting the generality of the foregoing, except as set forth in Section 4.01 of the Company Disclosure Letter (with specific reference to the covenants in this Section 4.01 to which the information in such letter relates) and, except as (x) contemplated or permitted by this Agreement or (y) required by Law, the Company will not and will cause its Subsidiaries not to, without the consent of Parent, which consent shall not be unreasonably withheld or delayed:

(i)            except with respect to bonuses or other incentive compensation made in the ordinary course of business consistent with past practice (including, without limitation, an annual bonus or compensation plan adopted for fiscal year 2007 consistent with annual plans for prior years), adopt or amend in any material respect, any bonus, profit sharing, compensation, severance, change-in-control, termination, stock option, restricted stock, stock purchase, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee of the Company or its Subsidiaries or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or its Subsidiaries (except, in each case, for annual increases and cost of living increases for the benefit of officers and employees of the Company or its Subsidiaries which, in the aggregate, are consistent with past practice);

(ii)           sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than immaterial properties or assets (or immaterial portions of properties or assets), except in the ordinary course of business, and other than Liens (A) arising as a matter of Law, (B) granted in connection with the incurrence, assumption or guaranteed of any indebtedness permitted under clause (ix) below and (C) as required by after acquired property covenants in contracts evidencing indebtedness of the Company or its Subsidiaries and Liens created in connection with the refinancing of indebtedness of the Company or its Subsidiaries that are no less favorable to the Company and its Subsidiaries than those Liens that were created in connection with the indebtedness that is being refinanced;

(iii)          (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or its Subsidiaries or any other securities thereof or any rights or warrants to acquire any such shares or other securities, except that (A) the Company may continue the declaration and payment of regular cash dividends per share of Company Common Stock, not to exceed $0.31 per quarter up to and including the third quarter of 2006 and, thereafter, not to exceed $0.34 per quarter, in each case, with usual record and payment dates for such dividends in accordance with past dividend practice, (B) the Company may declare and pay a Supplemental Dividend on Company Common Stock on a quarterly basis for the period commencing on the eighteen (18) month anniversary of the date hereof through the Effective Time, (C) the Company may declare and pay a special cash dividend on Company Common Stock with a record date in the fiscal quarter in which the Effective Time occurs in a per share amount up to the amount of the regular cash dividend declared per share by the Company in the immediately preceding fiscal quarter multiplied by a fraction, the numerator of which is the number of days elapsed in the then current fiscal quarter over the total number of days in the then current fiscal quarter, (D) any Subsidiary of the Company may pay dividends to the Company (and any intermediate holding company) and (E) the Company may purchase Company Common Stock for the purpose of funding or providing benefits under employee benefit plans, stock option and other incentive compensation plans, directors plans and stock purchase and dividend reinvestment plans in accordance with past practice or as may be permitted by Section 4.01(i) or 4.01(iv);

(iv)          authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including, without limitation, stock appreciation rights) other than issuances upon exercise of Warrants or Company Rights or in connection with stock-based awards outstanding as of the date hereof or granted after the date hereof in accordance with the terms of any Benefit Plan (including the grant of Restricted Shares pursuant to the Employee Restricted Stock Plan or the issuance of DSUs pursuant to the Deferred Director Plan) or as permitted under Section 4.01(i);

(v)           amend its Charter Documents;

(vi)          acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets, including real estate, except (A) acquisitions of assets (other than capital expenditures) in the ordinary course of business; and (B) the making of capital expenditures (1) in accordance with, and in an amount not materially greater than, the Company’s capital expenditures plan set forth in Section 4.01(vi) of the Company Disclosure Letter, (2) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (3) otherwise, in an aggregate amount for all such capital expenditures made pursuant to this clause (3) not to exceed US$20 million;

(vii)         pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms;

(viii)        make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of the Company or its Significant Subsidiaries, settle or compromise any material income tax liability or, except as required by applicable Law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(ix)           incur, assume or guarantee any indebtedness for borrowed money or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements), other than (1) in the ordinary course of business consistent with past practice (including, without limitation, under the Credit Agreement), (2) borrowings made to finance capital expenditures and other acquisitions permitted pursuant to clause (vi) above, (3) borrowings made in connection with the refinancing of any indebtedness existing on the date hereof (including, without limitation, the Senior Notes and the Company Credit Facility) or permitted to be incurred hereunder and that will result in “investment-grade” style covenants (including with respect to restrictions on dividend payments and “change of control” provisions), (4) borrowings in an amount not materially greater than as set forth in Section 4.01(ix) of the Company Disclosure Letter and (5) other borrowings in an aggregate amount not to exceed US$20 million;

(x)            other than in the ordinary course of business consistent with past practice and on terms not materially adverse to the Company and its Subsidiaries, taken as whole, enter into, modify or terminate any Material Contract or waive, release or assign any rights or claims or exercise any options thereunder;

(xi)           not make or implement any changes to the Company’s or its Subsidiaries rates or charges, standards of service or execute any agreement with respect thereto except (1) in the ordinary course of business consistent with past practice, (2) as required under the Settlement Agreement or the Consent Order or (3) as required by a Governmental Entity of competent jurisdiction. The Company shall, and shall cause its Subsidiaries to, deliver to Parent a copy of each such filing or agreement at least four (4) Business Days prior to the filing or execution thereof;

(xii)          make any material changes in its accounting methods, except (i) as required by changes in GAAP (or any interpretation thereof) or Regulation S-X of the SEC, in each case as required by the Company’s independent public accountants, (ii) as may be required by a change in applicable Law, (iii) as disclosed in the Company SEC Documents filed prior to the date hereof, (iv) or as required by a Governmental Entity (including the FASB or other similar organization);

(xiii)         amend, modify or waive any material provision of the Company’s risk management program as currently in effect;

(xiv)        other than as contemplated by this Agreement in connection with the Merger or as required pursuant to a decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction terminate, amend, modify or waive any provision of (1) any confidentiality or standstill agreement in respect of the Company and its Subsidiaries to which it is a party or (2) the Company’s Rights Agreement;

(xv)         fail to maintain in full force and effect or fail to use commercially reasonable efforts to, replace with financial responsible insurers, or renew, the Insurance Policies existing as of the date hereof;

(xvi)        enter into any agreements that limit or otherwise restrict the Company or any of its Subsidiaries or any successor thereto from engaging or competing, in any material respect, in any line of business or in any geographic area; or

(xvii)       authorize, or commit or agree to take, any of the foregoing actions.

SECTION 4.02       Control of Other Party’s Business.   Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01       Preparation of Proxy Statement; Stockholders’ Meeting.

(a)           As soon as reasonably practicable following the date of this Agreement, but in no event later than forty-five (45) days after the date hereof, the Company shall prepare and file with the SEC the Proxy Statement, and the Company shall use all commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable following the date of this Agreement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and the staff of the SEC, on the other hand, relating to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Parent. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to Company Stockholders such amendment or supplement.

(b)           The Company shall, as soon as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Stockholders’ Meeting. Subject to Section 5.02, the Company shall, through the Company Board, recommend that the Company Stockholders vote in favor of the adoption of this Agreement and shall include such recommendation in the Proxy Statement. Subject to Section 5.02, the Company will use all reasonable efforts to solicit from Company Stockholders proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to Company Stockholders in advance of a vote on the adoption of this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting; provided, however, that any Stockholders’ Meeting so adjourned or postponed shall be held as promptly as permitted by the Charter Documents and applicable Law.

SECTION 5.02       No Solicitation.

(a)           Subject to the remainder of this Section 5.02, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VII, the Company shall not, and shall use its reasonable best efforts not to permit any Representative of the Company or its Subsidiaries to, (i)  solicit, initiate or knowingly encourage, directly or indirectly, the submission of any Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or knowingly take any other action to, directly or indirectly, facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(b)           Notwithstanding anything to the contrary in this Agreement, the Company may, in response to an Acquisition Proposal that was not the result of any actions prohibited in paragraph (a) above and that was received at any time prior to the receipt of the Company Stockholder Approval, and which the Company Board determines, in good faith, after consultation with its outside legal counsel and financial advisor, may reasonably be expected to lead to a Superior Proposal (as defined below) and the following actions are required for the Company Board to act in a manner consistent with its fiduciary duties to the Company Stockholders under applicable Law, (x) enter into a customary confidentiality agreement with the person making such Acquisition Proposal having terms and conditions not in the aggregate materially more favorable to such person than the terms of the Confidentiality Agreement are to Parent, (y) furnish, and authorize and permit its Representatives to furnish, information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its Representatives pursuant to such customary confidentiality agreement and (z) participate in discussions or negotiations with such person and its Representatives regarding any Acquisition Proposal; provided, however, that the Company shall promptly provide to Parent any non-public information concerning the Company or any Subsidiary that is provided to the person making such Acquisition Proposal or its Representatives which was not previously provided to Parent; provided further, however, that the Company shall also promptly (and in any event within 48 hours) notify Parent of the receipt of each Acquisition Proposal, set forth in reasonable detail the material terms and conditions of the Acquisition Proposal (including, without limitation, information relating to the financing) and, to the extent not prohibited by any confidentiality agreement or other similar agreement in existence as of the date of this Agreement, identify the party submitting the Acquisition Proposal, and thereafter shall keep Parent reasonably informed of the status and material terms and conditions of such Acquisition Proposal.

(c)           Neither the Company Board nor any committee thereof shall (i) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the recommendation of this Agreement by the Company Board or any such committee, (ii) approve or recommend, or publicly propose to approve or recommend, the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action, or (iii) cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or may reasonably be expected to lead to, any Acquisition Proposal, other than any confidentiality agreement referred to in Section 5.02(b).

(d)           Notwithstanding the foregoing, at any time prior to the time when the Company Stockholder Approval has been obtained:

(i)            upon having received an Acquisition Proposal that the Company Board concludes constitutes a Superior Proposal, the Company Board may withhold, withdraw or modify its recommendation of this Agreement and the Merger, approve or recommend the Superior Proposal or terminate this Agreement pursuant to Section 7.01(c) and shall promptly notify Parent in writing of any such determination.

(ii)           In circumstances other than as provided in Section 5.02(d)(i) above, the Company Board may, if it determines in good faith, after consulting with outside legal counsel, that the failure to take such action could result in a breach of the Company Board’s fiduciary obligations under applicable Law, withhold, withdraw or modify, or propose publicly to withhold, withdraw or modify, the recommendation by the Company Board or any committee thereof of this Agreement and the Merger, but only after (A) the Company has notified Parent in writing that the Company Board is prepared to make the determination set forth in this clause (ii), (B) for a period of five (5) Business Days following Parent’s receipt of the notice set forth in clause (A) of this sentence, the Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to proceed with its recommendation of this Agreement and the Merger and (C) at the end of such five (5) Business Day period the Company Board maintains its determination described in this clause (ii) (after taking in account such adjustments to the terms and conditions of this Agreement).

(e)           Nothing contained in this Section 5.02 shall prohibit the Company from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company Stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure so to disclose would be inconsistent with its fiduciary obligations under applicable Law.

For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Parent Group) relating to (i) any direct or indirect acquisition or purchase of more than 20% of the outstanding shares of Company Common Stock; (ii) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 20% of the outstanding shares of Company Common Stock; (iii) the acquisition of assets of the Company or its Subsidiaries representing more than 20% of the consolidated assets of the Company; and (iv) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Significant Subsidiary, in each case other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “Superior Proposal” means an Acquisition

Proposal for more than 50% of the equity interest in, or more than 50% of the consolidated assets of, the Company or that provides for a merger between the Company and another person as a result of which holders of equity interests of such person would own more than 50% of the equity interests of the entity surviving or resulting from such merger, and that the Company Board determines in its good faith judgment, after consideration of all relevant material terms of such proposal with its outside legal counsel and financial advisor, is (x) reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the person submitting such proposal and (y) more favorable to the Company Stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement.

SECTION 5.03       Access to Information; Confidentiality.    To the extent permitted by applicable Law, the Company agrees that upon reasonable notice it shall (and shall cause its Significant Subsidiaries to) afford Parent Group’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to such information regarding the Company and its Subsidiaries as may reasonably be requested by Parent and shall cause its executive officers to be reasonably available to Parent Group to respond to reasonable questions regarding such information and, if requested, the Company agrees to assist Parent and its Representatives in developing a transition or integration plan to be utilized by Parent and its Representatives following the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that the Company may restrict the foregoing access and assistance to the extent that, in the reasonable judgment of the Company, (A) any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (B) the information is subject to confidentiality obligations to a third party (provided, that the Company shall use its best efforts to obtain a waiver of such confidentiality obligations to permit Parent Group to have access) or (C) disclosure of any such information or document could result in the loss of attorney-client privilege; provided further, however, that with respect to this clause (C), if requested by Parent, the Company will enter into joint defense agreements or other arrangements with Parent to allow such disclosure, but only if the Company determines, with the advice of its outside legal counsel, but in its sole discretion, that so doing will fully preserve the attorney-client privilege; provided further, however, that any information provided to Parent Group pursuant to this Section 5.03 shall be subject to the Confidentiality Agreement, the terms of which shall continue to apply, except as otherwise agreed by the Company, notwithstanding termination of this Agreement. In the event of any conflict between the terms of this Section 5.03 (other than clause (C) above) and the terms of the Confidentiality Agreement, the terms of the Confidentiality Agreement shall control. No review of information pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

SECTION 5.04       Regulatory Matters; Reasonable Best Efforts. (a)    Each party hereto shall cooperate and promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions and filings, and shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, in order to obtain all approvals and authorizations of all Governmental Entities, necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including the Required Statutory Approvals and the filing of a report with the BEA pursuant to the IISA. The Company shall have the right to review and approve in advance all characterizations of the information relating to the Company, and Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent Group, in either case, that appear in any application, notice, petition or filing made in connection with the Merger or the other transactions contemplated by this Agreement, it being understood and agreed that neither party shall unreasonably withhold or delay its approval. Parent Group and the Company agree that they will (i) consult and cooperate with each other with respect to the obtaining of all such necessary approvals and authorizations of Governmental Entities and in connection with any investigation or other inquiry, including any proceedings initiated by a third party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, any Governmental Entity regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with any Governmental Entity and (iv) to the extent agreed or not objected to by the relevant Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, as used in this Section 5.04, “reasonable best efforts” shall not include nor require any party to (A) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, in each case if such sale, separation or disposition or agreement with respect thereto would reasonably be expected to have a Material Adverse Effect or Parent Material Adverse Effect (as applicable), or (B) conduct or agree to conduct its business in any particular manner if such conduct or agreement with respect thereto would reasonably be expected to have a Material Adverse Effect or Parent Material Adverse Effect (as applicable).

(c)           Parent Group shall not, and shall cause their respective Subsidiaries not to, enter into, engage in or agree to engage in any transaction or series of transactions that would present a significant risk of making it more difficult for Parent Group or the Company to obtain any approval or authorization required in connection with the Merger or otherwise prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby.

(d)           Parent Group shall not, and shall cause their respective Subsidiaries not to, enter into, engage in or agree to engage in any transaction or series of transactions that would prevent Parent Group and the Surviving Corporation from complying with the Settlement Agreement, including the Consent Order, and the Statement of Factors.

SECTION 5.05       Fees and Expenses.  Subject to Section 7.02, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided, however, that each of Parent Group and the Company shall bear and pay one-half of the costs incurred in connection with the filing fees with respect to the pre-merger notification and report forms under the HSR Act; provided further, however, that Parent shall pay all Expenses incurred in connection with the preparation and filing of all applications, notices, registrations, declarations, petitions and filings with any Governmental Entity in connection with the Required Statutory Approvals.

SECTION 5.06       Indemnification; Directors’ and Officers’ Insurance.

(a)           Following the Effective Time, Parent, Holding Company and Holdings shall cause the Surviving Corporation to, and the Surviving Corporation shall, to the fullest extent permitted by Law, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers, employees and agents of the Company and its Subsidiaries and all other persons who may presently serve or have served at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another person, including as a fiduciary with respect to an employee benefit plan (the “Indemnified Parties”), in each case, for acts or failures to act in such capacity, against any costs or expenses (including reasonable attorney’s fees), judgments, amounts paid in settlement, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil or criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the same extent such individuals are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or such Subsidiary pursuant to its Charter Documents, or similar organizational documents, as applicable, and the indemnification agreements identified in Section 5.06(a) of the Company Disclosure Letter.

(b)           Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.06, upon receiving written notification of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent or the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except if, and only to the extent that, such failure materially and irreversibly prejudices Parent. In the event of any such claim, action, suit, proceeding or investigation, (i) Parent, Holding Company and Holdings shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the fees and expenses of counsel selected by the Indemnified Party, promptly after statements therefor are received, and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, and (ii) Parent, Holding Company and Holdings shall cause the Surviving Corporation to, and the Surviving Corporation shall, cooperate in the defense of any such matter.

(c)           Parent, Holding Company and Holdings shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain a policy or policies of officers’ and directors’ liability insurance and fiduciary liability insurance for acts and omissions occurring prior to the Effective Time (“D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with coverage in amount and scope at least as favorable as the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance coverage for the period ending on the later of (i) six (6) years and one (1) month after the Effective Time and (ii) the applicable statute of limitations for such acts and omissions; provided, however, that in lieu of such coverage, the Surviving Corporation may substitute a prepaid “tail” policy for such coverage, which it may cause the Company to obtain prior to the Closing.

(d)           In determining whether an Indemnified Party is entitled to indemnification under Section 5.06(a), if requested by such Indemnified Party, such determination shall be made in a written opinion by independent counsel mutually acceptable to Parent and the Indemnified Party, which counsel shall not have, at the time of such determination, otherwise performed services for the Surviving Corporation or Parent or their respective Subsidiaries or affiliates during the preceding three (3) years.

(e)           If Parent, Holding Company, Holdings or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent, Holding Company, Holdings or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent, Holding Company, Holdings and the Surviving Corporation set forth in this Section 5.06.

(f)            The rights of each Indemnified Party under this Section 5.06 shall be in addition to any right such person might have under the Charter Documents of the Company or the similar organizational documents of any of its Subsidiaries, or under applicable Law (including the DGCL), or under any agreement of any Indemnified Party with the Company or its Subsidiaries. The provisions of this Section 5.06 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

(g)           The obligations of Parent, Holding Company, Holdings and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.06 applies without the written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.06 applies shall be third-party beneficiaries of this Section 5.06).

(h)           The Company (or, after the Effective Time, the Surviving Corporation) shall indemnify any Indemnified Party against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 5.06, relating to the enforcement of such Indemnified Party’s rights under this Section 5.06 or under the Charter Documents or existing indemnification agreements. Any amounts due pursuant to the preceding sentence shall be payable upon request by the Indemnified Party.

SECTION 5.07       Public Announcements.   Parent Group and the Company shall use commercially reasonable efforts to develop a joint communications plan and each party shall use commercially reasonable efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, and except for any matters referred to in Section 5.02(c) or 5.02(d), (x) prior to the issuance by the Company of any press release or other public statement or disclosure concerning this Agreement or the transactions contemplated hereby, the Company shall obtain the consent of Parent, which consent shall not be unreasonably withheld or delayed, and (y) prior to the issuance by Parent Group of any press release or other public statement or disclosure concerning this Agreement or the transactions contemplated hereby, Parent Group shall obtain the consent of the Company, which consent shall not be unreasonably withheld or delayed. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 5.01, or unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or NASDAQ, neither Parent Group nor the Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

SECTION 5.08       Transfer Taxes.  All Transfer Taxes shall be paid by either Sub or the Surviving Corporation, and the Company shall cooperate with Parent Group in preparing, executing and timely filing any Returns with respect to such Transfer Taxes.

SECTION 5.09       State Takeover Laws.    If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to the transactions contemplated hereby, the Company and Parent Group shall each take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

SECTION 5.10       Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which is likely to result in any failure of such party at Closing to comply with or satisfy any condition to be satisfied hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not limit or otherwise affect the remedies available hereunder to any of the parties sending or receiving such notice.

SECTION 5.11       Employees.

(a)           For the period commencing at the Effective Time and ending no earlier than the third (3rd) anniversary thereof, Parent, Holding Company and Holdings shall cause the Surviving Corporation and its Subsidiaries to maintain, and the Surviving Corporation and its Subsidiaries shall maintain, compensation, employee benefit plans and arrangements and severance pay and benefits (the “Comparable Benefits”) for employees of the Company and its Subsidiaries (“Affected Employees”) that are, in the aggregate, no less favorable than as provided under the compensation arrangements, Benefit Plans, severance plans and current policies or practices of the Company and its Subsidiaries as in effect on the date hereof; provided, however, that, subject to obligations under applicable Law and applicable collective bargaining agreements, commencing on the second (2nd) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall not have to maintain Comparable Benefits if a Governmental Entity of competent jurisdiction determines that such Comparable Benefits are unreasonably high and, as result, the Surviving Corporation determines in its good faith judgment (after consultation with such Governmental Entity) that the Comparable Benefits would have a negative impact on a rate review or similar proceeding.

(b)           Parent, Holding Company and Holdings shall cause the Surviving Corporation and its Subsidiaries to honor, and the Surviving Corporation and its Subsidiaries shall honor, all Benefit Plans (including any obligations with respect to deferral elections previously made pursuant to such Benefit Plan that are not terminated and settled as of the Effective Time) and other contractual commitments, including, without limitation, severance and change-in-control agreements, in effect immediately prior to the Effective Time between the Company and Affected Employees, retirees or former employees of the Company, as set forth on Section 5.11(b) of the Company Disclosure Letter. In addition to and without limiting the generality of the foregoing, Parent, Holding Company and Holdings shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, (i) pay all annual bonuses that are payable to the Affected Employees, retirees and former employees of the Company and its Subsidiaries with respect to the fiscal year in which the Effective Time occurs, including bonuses accrued on the consolidated financial statements of the Company (whether or not then earned by or vested in Affected Employees) under the Company’s 2006 Employee Incentive Plan (and any successor to such plan for subsequent years), (ii) continue the Deferred Director Plan until such time as all outstanding obligations thereunder are satisfied in accordance with their terms and (iii) honor all vacation, holiday, sickness and personal days accrued by Affected Employees and, to the extent applicable, former employees of the Company or any Subsidiary as of the Effective Time.

(c)           Subject to its obligations under applicable Law and applicable collective bargaining agreements, Parent, Holding Company and Holdings shall cause the Surviving Corporation and its Subsidiaries to give, and the Surviving Corporation and its Subsidiaries shall give, all Affected Employees full credit for purposes of benefit accrual, eligibility and vesting under any employee benefit plan arrangement maintained by Parent, Holding Company, Holdings or the Surviving Corporation or any Subsidiary thereof for such Affected Employees’ service with the Company or any Subsidiary (or any prior employer) to the same extent recognized by the Company or any Subsidiary or any Benefit Plan immediately prior to the Effective Time; provided, however, that such crediting of service shall not result in any duplication of benefits.

(d)           Subject to its obligations under applicable Law and applicable collective bargaining agreements, Parent, Holding Company and Holdings shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, (i) with respect to any life, health or long-term disability insurance plan, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements under any welfare benefit plan established to replace any Benefit Plan in which such Affected Employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employee and that have not been satisfied as of the Effective Time under any plan maintained for the Affected Employee immediately prior to the Effective Time, (ii) with respect to any health insurance plan, provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any such plan that such Affected Employees are eligible to participate in after the Effective Time and (iii) with respect to any life or long-term disability plan, waive any medical certification otherwise required in order to assure the continuation of coverage at a level not less than that in effect immediately prior to the implementation of such plan (but subject to any overall limit on the maximum amount of coverage under such plans).

(e)           For the period commencing at the Effective Time and ending no earlier than the second (2nd) anniversary thereof, (i) Parent, Holding Company and Holdings shall cause the Surviving Corporation and its Subsidiaries to employ, and the Surviving Corporation and its Subsidiaries shall employ, in the aggregate, approximately the same number of employees as employed by the Company immediately prior to the Effective Time, including substantially all of the Affected Employees, and (ii) Parent, Holding Company and Holdings shall not permit the Surviving Corporation to effect, and the Surviving Corporation shall not effect, any material reductions in employee work force of the Surviving Corporation and its Subsidiaries. Notwithstanding sub-clauses (i) and (ii) above, the Surviving Corporation and its Subsidiaries may terminate an Affected Employee for breach of employment terms, fraud, theft and misconduct.

SECTION 5.12       Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and to terminate registration under the Exchange Act; provided, however, that such delisting and termination shall not be effective until after the Effective Time.

SECTION 5.13       Rule 16b-3.  Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and certain SEC No-Action Letters, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

SECTION 5.14       Financing.

(a)           Parent and Holding Company shall cause Holdings and Sub to use its reasonable best efforts to obtain the full amount of the financing contained in the Financing Commitments consistent with the terms specified and described in the Financing Commitments delivered to the Company by Parent Group; provided, however, it is expressly understood and agreed that Parent Group’s obligations to consummate the Merger on the terms and conditions specified herein are not subject to a financing condition or the results of Parent Group’s efforts to obtain the full amount of the financing required to effect the Closing pursuant to Section 1.03 hereof and to satisfy their obligations under Article II hereof, including, depositing (or causing to be deposited) with the Paying Agent and LaSalle sufficient funds to make all payments pursuant to Article II hereof.

(b)           Parent Group will keep the Company reasonably informed of the status of the Financing Commitments and the Available Cash and any material developments with respect thereto.

(c)           The Company shall provide, and will cause its officers and employees to provide, all necessary cooperation and information in connection with the arrangement and obtaining of the financing contained in the Financing Commitment as may be reasonably requested by Parent, including, without limitation, facilitating customary due diligence and arranging senior officers, as selected by Parent, to meet with prospective lenders and investors in customary presentations (including “road show” presentations and sessions with rating agencies), cooperation in the preparation and filing of any offering documents, the issuance of any comfort letter, the receipt of any auditors’ consents, certifications of the chief financial officer with respect to solvency matters, the delivery of consolidated pro forma financial information and the use of commercially reasonable efforts to cause each independent auditor to so cooperate or otherwise. Parent shall not amend, supplement, modify or terminate (whether unilaterally or by mutual consent), in a manner either materially adverse to the Company or to the consummation of the Merger, any Financing Commitment, or waive any rights thereunder, prior to the termination of this Agreement, without the written consent of the Company.

(d)           The Company acknowledges that, prior to the Effective Time, Parent may, and Parent may request that the Company and its Subsidiaries, take actions with respect to (i) prepaying, redeeming and/or obtaining the consent of the holders of the Company’s outstanding Senior Notes in accordance with the terms of the indenture pursuant to which such notes were issued or (ii) restructuring the Company Credit Facility. The Company agrees to cooperate with such efforts and provide such information or take such actions as may be reasonably requested by Parent Group with respect thereto, including call for prepayment or redemption, or to renegotiate, as the case may be, the Senior Notes; provided, that (i) no such prepayment or redemption shall actually be made until substantially contemporaneous with or after, or, in the case of the call for prepayment, immediately prior to or contemporaneous with, the Effective Time and (ii) no such call for prepayment or redemption shall be required prior to the Effective Time unless the Company is permitted to condition such call for prepayment or redemption on the occurrence of the Effective Time or to withdraw such call for prepayment or redemption if the Effective Time shall not have occurred on or prior to the applicable scheduled prepayment or redemption date; and provided, further, that the Company shall not be required to enter into any bank commitment that will become effective prior to the Effective Time. .

SECTION 5.15       No Agreements with Company Stockholders.    Neither Parent, Holding Company, Holdings nor Sub will, nor will they authorize or permit any of their affiliates or Representatives to, enter into any agreement, arrangement or understanding (in each case, whether oral or written), or to authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which any Company Stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which a Company Stockholder agrees to vote to adopt this Agreement or agrees to vote against any Superior Proposal.

SECTION 5.16       Letter of Credit.

(a)           In consideration for the Company entering into, and as an inducement and condition to the willingness of the Company to enter into, this Agreement, Parent Group has delivered to the Company an irrevocable letter of credit duly issued by Australia and New Zealand Banking Group Limited, New York Branch in an amount equal to US$70,000,000 with a termination date of April 25, 2007 in the form of Exhibit A hereto (the “Letter of Credit”).

(b)           No later than 5:00 P.M. New York City time on January 25, 2007 (the “LC Date”), Parent Group shall deliver, or caused to be delivered, to the Company an irrevocable substitute letter of credit duly issued by Australia and New Zealand Banking Group Limited, New York Branch, or another financial institution reasonably acceptable to the Company, in a form exactly the same as Exhibit A hereto, except that such substitute letter of credit shall have a termination date that is thirty (30) Business Days following the Final Date (the “Substitute Letter of Credit”). The Substitute Letter of Credit shall be in full force and effect. There shall be no conditions precedent or other contingencies related to the funding of the full amount of the Substitute Letter of Credit, other than as set forth in, or contemplated by, the Substitute Letter of Credit. As of the date of delivery of the Substitute Letter of Credit, no event shall have occurred which, with or without notice, lapse of time or both, shall constitute a default or breach on the part of Parent, Holding Company, Holdings or Sub with respect to any term or condition of the Substitute Letter of Credit. If the Substitute Letter of Credit is delivered to the Company prior to an LC Default Draw (as defined below), the Company will promptly return the Letter of Credit to Parent Group.

(c)           The Company and Parent Group agree that if Parent Group fails to deliver, or fails to cause to be delivered, the Substitute Letter of Credit on or before the LC Date (an “LC Default”), then unless and until Parent Group delivers the Substitute Letter of Credit to the Company, the Company shall have the right to immediately draw (without any further action on the part of Parent Group) upon the Letter of Credit in an amount equal to the Business Interruption Fee (such actual draw by the Company, the “LC Default Draw”); provided, however, that in no event shall a LC Default be considered an event of termination pursuant to Section 7.01 hereof; provided further, however, that a LC Default Draw shall be deemed to be payment of a Business Interruption Fee within the meaning of Section 7.02(c)(i). The LC Default Draw funds shall be held by the Company in a separate interest bearing account, segregated from all other funds of the Company (such account, the “Separate Account”). All LC Default Draw funds, together with all interest thereon (collectively, the “Funds”), shall be held by the Company until the earliest of (i) delivery of a Substitute Letter of Credit, (ii) a Return Event or (iii) a termination of this Agreement as described in Section 7.02(c) hereof. If Parent Group shall deliver the Substitute Letter of Credit to the Company after a LC Default Draw, or there shall have occurred a Return Event, the Company shall within two (2) Business Days return the Funds to Parent Group. In no event shall such return affect the right of the Company to draw upon the Substitute Letter of Credit thereafter in accordance with this Agreement. If a termination of this Agreement as described in Section 7.02(c) hereof shall have occurred, the Company shall have the right to withdraw the Funds from the Separate Account and retain an amount of such Funds equal to the Business Interruption Fee. The Company shall promptly return any excess to the Parent.

(d)           The Letter of Credit or the Substitute Letter of Credit, as the case may be, shall serve as a source of funds for Parent Group’s obligations under Section 7.02(c) hereof. The Company agrees to return the Letter of Credit or the Substitute Letter of Credit, as the case may be, to Parent Group (or its designee), upon the earlier to occur of (i) the receipt of the Merger Consideration, Outstanding Dividends and Warrant Consideration by the Paying Agent and the receipt of the Disputed Claims Consideration by LaSalle or, if later, the Effective Time or (ii) the termination of this Agreement under circumstances where the Company is not entitled to the Business Interruption Fee pursuant to Section 7.02 (a “Return Event”).

ARTICLE VI

CONDITIONS

SECTION 6.01       Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)           Stockholder Approval.   The Company Stockholder Approval shall be obtained.

(b)           No Injunctions or Restraints.    No material statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition (collectively, the “Restraints”) shall be in effect (i) having the effect of making the Merger illegal or (ii) otherwise preventing or prohibiting the consummation of the Merger.

(c)           HSR Approval.   The applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated.

(d)           Governmental and Regulatory Approvals.  Other than the filing provided for under Section 1.04 and filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any Governmental Entity required of Parent Group, the Company or any of their respective Subsidiaries, including, without limitation, Final Orders with respect to the Required Statutory Approvals, to consummate the Merger and the other transactions contemplated hereby, the failure of which to be obtained or taken would reasonably likely to have a Material Adverse Effect, shall have been obtained and such Final Orders shall not contain any condition, limitation or restriction that would reasonably be likely to result in a Material Adverse Effect, a Parent Material Adverse Effect or a material adverse effect on the financial condition of Parent Group.

SECTION 6.02       Additional Conditions to Obligations of Parent Group.  The obligations of Parent Group to effect the Merger shall be subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of each of the following additional conditions:

(a)           Representations and Warranties.    Each of the representations and warranties of the Company set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must only be true and correct as of such specific date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or similar terms or phrases in any such representation or warranty) would not, individually or in the aggregate with all such failures, constitute a Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Officer’s Certificate.  Parent Group shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.02(a) and 6.02(b) have been satisfied or waived.

SECTION 6.03       Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of each of the following additional conditions:

(a)           Representations and Warranties.    Each of the representations and warranties of Parent Group set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must only be true and correct as of such specific date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or similar terms or phrases in any such representation or warranty) would not, individually or in the aggregate with all such failures, constitute a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent Group.   Each constituent of Parent Group shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Officer’s Certificate.  The Company shall have received certificates signed by an executive officer of each of Parent, Holding Company, Holdings and Sub, dated the Closing Date, to the effect that the conditions set forth in Sections 6.03(a) and 6.03(b) have been satisfied or waived.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01       Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval shall have been obtained:

(a)           by mutual written consent of Parent and the Company, if the Board of Directors of each party so determines by a vote of a majority of the members of its entire Board;

(b)           by either the Company or Parent, if:

(i)            the Company Stockholder Approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; or

(ii)           any Restraint having any of the effects set forth in Section 6.01(b) shall be in effect and have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to remove or lift such Restraint; or

(iii)          the Merger shall not have been consummated on or before the date that is twelve (12) months after the date of this Agreement (the “Outside Date”); provided, that if on the Outside Date the conditions to Closing set forth in Sections 6.01(c) or 6.01(d) shall not have been fulfilled but all other conditions to the Closing shall have been fulfilled or shall be capable of being fulfilled (including in the case of Parent Group, the ability to effect the Closing pursuant to Section 1.03 hereof and to satisfy their obligations under Article II hereof, including depositing (or causing to be deposited) with the Paying Agent and LaSalle sufficient funds to make all payments pursuant to Article II hereof), then either party may (on one or more occasions) extend the Outside Date for up to six (6) months (the “Extended Outside Date”); provided, further, that, if the Outside Date (as it may be extended to an Extended Outside Date) shall occur during any Final Order Waiting Period, the Outside Date or Extended Outside Date, as the case may be, shall be extended until the third (3rd) Business Day after the expiration of such Final Order Waiting Period; provided, further, that either party may terminate this Agreement if the Merger shall not have been consummated on or before the date that is twenty-four (24) months after the date of this Agreement (the “Final Date”); and provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by the Outside Date, the Extended Outside Date or the Final Date.

(c)           by the Company prior to when Company Stockholder Approval has been obtained, if the Company Board determines in good faith (after consultation with its outside legal and financial advisors), in the exercise of its fiduciary duties, that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this clause (c) until after the fifth (5th) Business Day following Parent’s receipt of a written notice (a “Notice of Superior Proposal”) from the Company advising Parent that the Company intends to take such action and specifying the reason thereof, including the material terms and conditions of such Superior Proposal and, to the extent not prohibited by any confidentiality agreement or other similar agreement in existence as of the date of this Agreement, identifying the person making such Superior Proposal (it being understood and agreed that in determining whether an Acquisition Proposal constitutes a Superior Proposal, the Company Board shall take into account any changes to the terms and conditions of this Agreement proposed by Parent in response to a Notice of Superior Proposal); provided further, however, that the Company’s ability to terminate this Agreement pursuant to this clause (c) is conditioned upon the payment by the Company to Parent of any amounts owed by it pursuant to Section 7.02(b).

(d)           by Parent, if, prior to when Company Stockholder Approval has been obtained, the Company Board shall have (i) withheld, withdrawn or materially modified in a manner adverse to Parent, its recommendation of the Merger or this Agreement, (ii) approved or recommended any Acquisition Proposal, (iii)  publicly proposed to approve or recommend any Acquisition Proposal or (iv) resolved to effect any of the foregoing;

(e)           by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) cannot be cured by the Outside Date, (provided, that neither Parent nor Sub is then in material breach of any representation, warranty or covenant contained in this Agreement); or

(f)            by the Company, if Parent, Holding Company, Holdings or Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) cannot be cured by the Outside Date (provided, that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement).

SECTION 7.02       Effect of Termination.

(a)           In the event of a termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent Group or the Company or their respective officers or directors, except with respect to the last proviso of the first sentence of Section 5.03 (Confidentiality), Section 5.05 (Fees and Expenses), this Section 7.02 (Effect of Termination) and Article VIII (General Provisions), which provisions shall survive such termination.

(b)           Termination Fee.

(i)            In the event that (x) this Agreement is validly terminated pursuant to Section 7.01(c) or (d) or (y) (A) prior to the obtaining of the Company Stockholder approval, an Acquisition Proposal has been publicly proposed and not publicly withdrawn by any person (other than Parent Group or any of their respective affiliates), (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii) (but only if the Stockholders’ Meeting has not been held prior to such time) or Section 7.01(b)(i) and (C) any person (other than Parent Group or any of their respective affiliates) shall enter into a definitive agreement to consummate, or consummate, an Acquisition Proposal with the Company within twelve (12) months following the termination of this Agreement, then the Company shall pay to Parent, by wire transfer of same day funds, a termination fee of US$50,000,000 (the “Termination Fee”) on the date such person and the Company enter into such definitive agreement or, if earlier, consummate an Acquisition Proposal, as applicable; provided, however, that, subject to Section 7.02(b)(ii) below, the Company shall have no liability under this Agreement in the event that the Company pays Parent the Termination Fee; provided further, however, that for the purpose of this Section 7.02(b)(i)(y)(C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02, except that references to “more than 20%” shall be deemed to be references to “more than 50%.”

(ii)           The Company acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Section 7.02(b)(i) are reasonable forecasts of the actual damages which may be incurred and constitute liquidated damages and not a penalty, and that, without these agreements, Parent Group would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee, and, in order to obtain such payments Parent Group commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent Group its costs and expenses (including reasonable attorney’s fees) in connection with such suit.

(c)           Business Interruption Fee.

(i)            In the event that this Agreement is validly terminated by the Company pursuant to Section 7.01(f) (including, without limitation, as a result of Parent Group breaching their obligation to effect the Closing pursuant to Section 1.03 hereof or failing to satisfy their obligations under Article II hereof including, depositing (or causing to be deposited) with the Paying Agent and LaSalle sufficient funds to make all payments pursuant to Article II hereof), then Parent Group shall pay US$70,000,000 (the “Business Interruption Fee”) to the Company. Contemporaneously with such termination, the Company shall be entitled to immediately draw (without any further action on the part of Parent Group) upon the Letter of Credit or the Substitute Letter of Credit, as the case may be, in an amount equal to the Business Interruption Fee. Such amount shall be credited to the payment of the Business Interruption Fee by Parent Group to the Company. If, for any reason, the funds available under the Letter of Credit or the Substitute Letter of Credit, as the case may be, are insufficient to satisfy Parent Group’s obligation to pay the Business Interruption Fee, then Parent Group shall pay the balance of the Business Interruption Fee owing to the Company by wire transfer in immediately available funds to an account specified by the Company in writing to Parent as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination); provided, however, that, subject to Section 7.02(c)(ii) below, Parent Group shall have no liability under this Agreement in the event that Parent pays the Company the Business Interruption Fee.

(ii)           Parent Group acknowledge that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement under circumstances where a Business Interruption Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Section 7.02(c)(i) are reasonable forecasts of the actual damages which may be incurred and constitute liquidated damages and not a penalty, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent Group fails to promptly pay the Business Interruption Fee, and, in order to obtain such payments the Company commences a suit which results in a judgment against Parent Group for the Business Interruption Fee, Parent shall pay to the Company its costs and expenses (including reasonable attorney’s fees) in connection with such suit.

SECTION 7.03       Amendment.   This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the Company Stockholders, provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such Company Stockholders without obtaining such further approval of such Company Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04       Extension; Waiver.   At any time prior to the Effective Time, each party hereto, by action taken or authorized by its board of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01       Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including Section 5.06) that by their terms apply or are to be performed in whole or in part after the Effective Time; provided, however, that Parent shall have no direct liability with respect to Sections 5.06 and 5.11 after the Effective Time other than in its capacity as the direct or indirect shareholder of Holding Company, Holdings and the Surviving Corporation and then only to the extent of its rights as such shareholder.

SECTION 8.02       Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)           if to Parent Group to:

BBI US Holdings II Corp.

BBI Glacier Corp.
c/o Babcock & Brown LP

2 Harrison Street

San Francisco, CA 94105
Telephone: (415) 512-1515
Facsimile:  (415) 512-1515
Attention: Michael M. Garland

with copies (which shall not constitute notice) to:

Babcock & Brown Infrastructure Limited

The Chifley Tower, Level 39

2 Chifley Square

Sydney NSW 2000

Australia

Telephone: 61-2-9229-1800
Facsimile:  61-2-9231-5619

Attention: Michael Ryan

and

LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street

New York, NY 10019-5389
Telephone: (212) 424-8072
Facsimile:  (212) 424-8500
Attention: Sheri E. Bloomberg, Esq.

and

(b)           if to the Company, to:

NorthWestern Corporation
125 South Dakota Avenue 57104-6403
Telephone: (605) 978-2903
Facsimile:  (605) 351-1112
Attention: Michael Hanson, President and CEO

with copies to (which shall not constitute notice):

Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.

Los Angeles, California
Telephone: (310) 312-4000
Facsimile:  (310) 312-4224
Attention: Gordon M. Bava, Esq.

SECTION 8.03       Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or an Exhibit to, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such terms. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. All parties will be considered drafters of this Agreement and accordingly any ambiguity shall not be construed against any particular party.

SECTION 8.04       Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, including delivery by facsimile, it being understood that all parties need not sign the same counterpart.

SECTION 8.05       Entire Agreement; Third Party Beneficiaries.

(a)           This Agreement (including the documents and instruments referred to herein and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)           This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 8.06       Governing Law.   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of Law principles thereof).

SECTION 8.07       Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 8.08       Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other party, which consent may be withheld for any reason by such other party in its sole discretion, and any attempt to make any such assignment without such consent shall be null and void and of no effect whatsoever. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 8.09       Submission To Jurisdiction; Waivers.   Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any court of the State of Delaware or the federal court of the United States of America sitting in the Sate of Delaware), and each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by any such court. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of the above-named courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.02 shall be deemed effective service of process on such party.

SECTION 8.10       Enforcement.   The parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to (i) an injunction or injunctions to prevent breaches of this Agreement and to (ii) specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

IN WITNESS WHEREOF, Parent, Holding Company, Holdings, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BABCOCK & BROWN
INFRASTRUCTURE LIMITED

By:	/s/ Jeffrey Kendrew
Name: Jeffrey Kendrew
Title: COO, Energy

BBI US HOLDINGS PTY LTD.

By:	/s/ Jeffrey Kendrew
Name: Jeffrey Kendrew
Title: Director

BBI US HOLDINGS II CORP.

By:	/s/ Michael M. Garland
Name: Michael M. Garland
Title: President

BBI GLACIER CORP.

By:	/s/ Michael M. Garland
Name: Michael M. Garland
Title: President

NORTHWESTERN
CORPORATION

By:	/s/ Michael J. Hanson
Name: Michael J. Hanson
Title: President and Chief Executive Officer